Mail Stop 3561

June 7, 2007

Mr. William L. McComb
Chief Executive Officer
Liz Claiborne, Inc.
1441 Broadway
New York, New York 10018

> **Re:** **Liz Claiborne, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **Filed May 1, 2007**
> **Commission File No. 1-10689**

Dear Mr. McComb:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 30, 2006

Item 9A. Controls and Procedures, page 47

1.   You state that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective in ensuring that all material information required to be filed in the annual report has been

made known to them in a timely fashion. In future filings, please revise your disclosure to state, if true, that your Chief Executive Officer and Chief Financial Officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified and that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Alternatively, your principal executive and principal financial officers may provide a conclusion regarding the effectiveness of your disclosure controls and procedures, as defined by Exchange Act Rule 13a-15(e) without explicitly providing the definition. If you provide any part of the definition in your effectiveness conclusion, you should provide the entire definition. Please confirm to us that your conclusion regarding the effectiveness of your disclosure controls and procedures would not change had such disclosure been included in this filing.

Financial Statements, page F-1

Note 10. Commitments, Contingencies and Other Matters and Note 24. Legal Proceedings

2.   In future filings, please revise to provide the disclosures required by paragraphs 8, 9 and 10 of SFAS 5, or tell us why you believe such disclosures are not required. Specifically, please disclose the nature of accrual(s) made pursuant to paragraph 8 of SFAS 5 and if material, the amount of such accrual(s). If no accrual is made because one or both of the conditions in paragraph 8 are not met, or if an exposure to loss exists in excess of the amount(s) accrued, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or additional loss may have been incurred. The disclosure should provide an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Additionally, we note your disclosure that "Although the outcome of any such actions cannot be determined with certainty, management is of the opinion that the final outcome of any of these actions should not have a material adverse effect on the Company's results of operations or financial position." In future filings, please disclose whether management expects any of the pending legal actions or other contingent liabilities to have a material effect on your liquidity in addition to their assessment of whether any such actions are expected to have a material adverse effect on your results of operations or financial position. Refer to SFAS 5 and FIN 14.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please key your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder at (202) 551-3332, or in her absence, me at (202) 551-3344 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

William H. Thompson
Branch Chief